BlueData Corporation
2700 Gateway Centre Blvd.
Suite 600
Morrisville, NC 27560

Date:  June 24, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	H. Roger Schwall, Assistant Director
Parker Morrill

Re:	BlueData Corporation
Amendment No. 2 to Registration Statement on Form 10
Filed May 3, 2011
File No. 0-54281

Dear Mr. Schwall:

Transmitted herewith for electronic filing on behalf of BlueData Corporation (“BlueData” or the “Company”) is Amendment No. 3 to the Company’s Registration Statement on Form 10-12G (the “Registration Statement”).  The Registration Statement is marked to show the changes from Amendment No. 2 to the Registration Statement (“Amendment No. 2”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on May 3, 2011.

The Commission provided comments to Amendment No. 2 in the staff’s comment letter dated May 16, 2011 (the “Comment Letter”).  Pursuant to a telephone discussion between the Commission’s staff and the Company’s attorney on May 17, 2011, the Commission’s staff permitted the Company to submit correspondence responding to the Comment Letter containing suggested revisions to the Registration Statement disclosure, without simultaneously filing a further amendment to the Registration Statement.

In a subsequent telephone discussion between the Commission’s staff and the Company’s attorney on June 13, 2011, the Commission’s staff verbally confirmed that the Company’s suggested revisions to the Registration Statement disclosure were satisfactory. The Commission’s staff requested that the Company transmit for electronic filing a further amendment to the Registration Statement reflecting the suggested revisions.

For ease of reference, we have repeated each of the Commission’s comments below in bold face type followed by the Company’s response.  All capitalized terms used in this correspondence without definition have the meanings given to those terms in the Registration Statement.

Liquidity and Capital Resources, page 22

1.	COMMENT

We note your response to comment 1 in our letter dated April 21, 2011. However, we also note your disclosure that the Company may, in its discretion, call on the Lenders to provide additional funds necessary to cover the operating costs of the Company, and your disclosure at page 27 that the Company has a right to enforce the Lenders’ obligation under the Promissory Note. However, we also note that the Lenders serve as the sole officers and directors of the Company. Please revise your filing to clarify the conflict of interest that would be faced by Kenneth Bloom and Deborah Bloom in their capacity as your officers and directors when determining whether to seek funds in connection with the note. For example, and without limitation, there could be a conflict of interest if the Company needs funds but Mr. Bloom and Ms. Bloom for any reason cannot or will not provide such funds to the Company in connection with the note.

RESPONSE

We have revised the disclosure on Page 23 of the Registration Statement, under the subheading “Liquidity and Capital Resources,” to highlight the existence of a possible conflict in the event that Kenneth Bloom and Deborah Bloom, as the Company’s only stockholders and as its sole executive officers and directors, do not cause the Company to call for additional funds under the Promissory Note as a result of their determination, as Lenders, that their further funding of the Company is not warranted.

We have clarified the above disclosure by deleting a reference to the discretionary nature of the Company’s ability to call for funds under the Promissory Note in order to eliminate any confusion such reference might otherwise cause with respect to the possible conflict of interest.

We have included an additional sentence in the above disclosure to indicate that the Company is not precluded from seeking independent funding should Kenneth Bloom and Deborah Bloom fail to cause the Company to call for additional funding under the Promissory Note.

We have revised the disclosure on Page 29 of the Registration Statement, under the subheading “Related Party Transactions,” to highlight the potential conflict described above should Kenneth Bloom and Deborah Bloom determine that further funding of the Company is not warranted.

We have deleted the language from the above disclosure that described the Company’s right to enforce the Lenders’ obligations under the Promissory Note.  With this deletion, we intend to avoid any implication that a conflict of interest would not exist in the event Kenneth Bloom and Deborah Bloom, as the only stockholders, directors and executive officers of the Company, were to seek enforcement of their obligations as Lenders under the Promissory Note.

Finally, we have deleted from the disclosure on Page 29 a reference to the discretionary nature of the Company’s ability to call for funds under the Promissory Note, and have added a sentence to indicate that the Company may choose to seek independent funding if Kenneth Bloom and Deborah Bloom determine not to call for additional funds under the Promissory Note.

2.	COMMENT

Similarly, your disclosure that the Company may decide not to call on the Lenders to provide additional funds if the Lenders make a determination that the Company’s current prospects do not warrant further funding suggests that “the Company” may act independently from its sole officers and directors who are also the Lenders. Please revise your filing to clarify the relationship among the Company, the Lenders and your officers and directors in this context.

RESPONSE

As described in our response to Comment 1 above, the foregoing revisions to the disclosure in the Registration Statement seek to highlight the dual nature of Kenneth Bloom’s and Deborah Bloom’s roles as Lenders and as the only stockholders, the sole executive officers and the sole directors of the Company.

Finally, we have included the Promissory Note as a “Form of Amended and Restated Grid Note” attached as Exhibit 10.1 to the Registration Statement, but we have omitted the loan amounts from the grid attached thereto.  Our intention in omitting such amounts is to avoid creating a misleading impression that the amounts advanced under the Promissory Note will not increase over time.  We have disclosed on Page 29 of the Registration Statement the amount advanced to the Company as of June 23, 2011, and treated as loans under the Promissory Note.

Kenneth Bloom and Deborah Bloom, as officers of BlueData acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kenneth Bloom

Kenneth Bloom
President